Exhibit 99.1

CANADIAN IMPERIAL BANK OF COMMERCE

Earnings Coverage on Subordinated Indebtedness and Deposits underlying Capital Trust Securities as at July 31, 2020

Pro forma interest requirements based on subordinated indebtedness and deposits underlying Capital Trust securities outstanding as at July 31, 2020, adjusted for repurchases and announced new issues and redemptions, if any, would be $232 million for the 12-month period ending July 31, 2021. Earnings before income taxes and actual interest requirements on subordinated indebtedness and deposits underlying Capital Trust securities, and net of non-controlling interests, for the 12-month period ended July 31, 2020, were $5,219 million, which was 22.5 times our pro forma interest requirements as described above.

This ratio is calculated on the basis of amounts derived from our consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the 12-month period ended July 31, 2020. The ratio reported is not defined by IFRS and does not have any standardized meaning under IFRS and thus may not be comparable to similar measures used by other issuers.

In calculating the pro forma interest requirements, foreign currency amounts have been converted to Canadian dollars using the July 31, 2020 spot rate of $1.3393 per U.S. dollar.

In calculating the ratio, non-controlling interests were adjusted to before-tax equivalents using the applicable statutory income tax rates in each of the relevant jurisdictions.